Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 22, 2008, of Dover Saddlery, Inc. and are in agreement with the statements contained in paragraphs three and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 22, 2008